Capitalisation

and Indebtedness

Exhibit

99.1

The following table sets out the Group

’s capitalisation,

indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as
at 31 December

2019.

2019
As at 31 December
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each 17,322
£m
Group equity
Called up share capital and share premium 4,594
Other equity instruments 10,871
Other reserves 4,760
Retained earnings 44,204
Total equity excluding

non-controlling interests
64,429
Non-controlling interests 1,231
Total equity 65,660
Group indebtedness
Subordinated liabilities 18,156
Debt securities in issue 76,369
Total indebtedness 94,525
Total capitalisation and

indebtedness
160,185
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security 17,606
Performance guarantees, acceptances and endorsements 6,921
Total contingent liabilities 24,527
Documentary credits and other short-term trade related transactions 1,291
Standby facilities, credit lines and other commitments 333,164
Total commitments 334,455